ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

                      September 26, 2022

Via Edgar

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc.
Amendment No. 2 to Form 20-F for the
Year Ended December 31, 2021
Filed April 1, 2022
File No. 001-39885

Ladies and Gentlemen:

On behalf of our client, Versus Systems Inc., a British Columbian corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), and the rules promulgated thereunder, we have set out below with respect to the above-referenced Annual Report on Form 20-F (“Form 20-F”) of the Company, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2022, the response of the Company to the comment received from the Staff of the Commission (the “Staff”) by telephone conference call on Friday, September 23, 2022. The Company has asked us to convey to the Staff the following response to the Staff’s comment regarding misstatement in the financial statements included in the Form 20-F of the Company’s accounting for its foreign exchange loss on non-monetary assets.

The Company has evaluated the impact of the identified misstatement in the Company’s Form 20-F dated April 1, 2022 under the guidance of SEC Staff Accounting Bulletin No. 99 – Materiality as it pertains to the Company’s financial statements for the year ended December 31, 2021.

The Company has evaluated both the quantitative and qualitative aspects of this misstatement as follows:

Identified misstatement: The Company identified a misstatement in the amount of $854,654 as it pertains to the recording of foreign exchange loss on non-monetary assets in accordance with IAS 21. The Company determined that it had incorrectly been recording the foreign exchange translation effect on its equity within the income statement rather than within other comprehensive losses. Below is a summary of the impact to the income statement for the year ended December 31, 2021.

Securities and Exchange Commission

September 26, 2022

	As filed	As Adjusted
Foreign exchange (gain) loss	$1,087,110	$232,456
Net income (loss)	($17,847,892)	($16,993,238)
Other comprehensive income (loss)	$0	($854,654)
Comprehensive income (loss)	($17,847,892)	($17,847,892)

Adjusting the financial statements due to the identified misstatement would result in a 4.8% decrease in reported net loss and increase in the reported comprehensive loss.

The Company does not believe the identified misstatement is material to the financial statements nor does it believe the decisions of reasonable investors and creditors that transact with the Company would be altered in any way based on the “total mix” of information made available by the Company.

In addition to the above quantitative analysis, the Company evaluated the qualitative effects of the misstatement as follows:

•	This misstatement does not impact the trends in earnings of the Company. In fact, the reported loss is unfavorable to the Company as compared to the proposed restatement.
•	The impact would not alter any reporting guidance delivered by the Company. In fact, the Company does not provide operation guidance to the investing public.
•	The results of this adjustment would not change a loss into income or vice versa.
•	The impact would not impact the Company’s compliance with its debt covenants.
•	The results of this adjustment would not impact the Company’s segment reporting. In fact, the Company does not report results by segment as it operates in only one segment.
•	The results of this adjustment would not impact management’s compensation, including performance-based bonuses that are discretionary and not based on the profit or loss of the Company.
•	This misstatement did not involve the concealment of an unlawful transaction.
•	This misstatement would not have altered the Company’s decision to not pay dividends to its investors.
•	This amount did not impact any cash flow metrics or materially impact actual operating results of the Company.

Finally, any adjustment would merely be a reclassification entry between net loss and other comprehensive loss, with no effect on comprehensive loss for the year ended December 31, 2021.

Based on the foregoing information, the Company does not believe it is necessary or prudent to amend or restate its financial statements for this misstatement. However, the Company intends to properly record its foreign exchange gains or losses in the preparation of its financial statements going forward.

Securities and Exchange Commission

September 26, 2022

* * *

The Company would greatly appreciate the Staff’s review of the Company’s response set forth above as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Craig Finster
Versus Systems Inc.